xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236

October 14, 2014

Via EDGAR

Mr. Justin Kisner

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	xG Technology, Inc.
Registration Statement on Form S-1
Filed October 3, 2014
File No. 333-199164

Dear Mr. Kisner:

We hereby submit the response of xG Technology, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) provided via telephone to Robinson Brog Leinwand Greene Genovese & Gluck P.C. on October 8, 2014, in regard to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

For convenience of reference, the Staff comment is described below in italics, and is followed by the corresponding response of the Company.  Reference herein to a page number is to the respective page number in the Registration Statement. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement, as indicated in the response.

Recent Developments, Page 4

1.	The following paragraph appears inconsistent with the intent of the Registration Statement: “The shares of our common stock offered under the $15M Purchase Agreement have not been registered under the Securities Act or the securities laws of any state, but are being offered and sold for purposes of investment and in reliance on the exemption provided by Section 4(a)(2) of the Securities Act and in reliance on applicable exemptions under state securities laws. Such shares of common stock may not be sold, pledged, transferred or assigned except in a transaction which is exempt under the Securities Act and applicable state securities laws or pursuant to an effective registration statement under the Securities Act or applicable state securities laws or in a transaction otherwise in compliance with the Securities Act and applicable state securities laws.” Please revise the foregoing paragraph to clarify that the Registration Statement relates to the resale of shares of the Company’s common stock and that those shares were issued to the selling stockholder pursuant to an exemption.

Company Response: We have revised that paragraph accordingly.

If you would like to discuss the response to the Staff’s comment or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our securities counsel at (212) 603-6300.

Respectfully submitted,

XG TECHNOLOGY, INC.

By:	/s/ John C. Coleman
Name: John C. Coleman
Title: Chief Executive Officer